Exhibit 99.6
UNITED UTILITIES PLC
PHILIP GREEN – OTHER DIRECTORSHIP
In accordance with Listing Rule 9.6.14 United Utilities PLC reports the appointment of Philip Green as a non-executive director of Lloyds TSB Bank plc with effect from 10 May 2007.

Further information can be obtained from Paul Davies + 44 1 925 237051.
United Utilities’ ordinary trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol “UU”.